Exhibit 12.1
Federated Department Stores, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges(a)
(in millions, except ratio data)

	39 Weeks Ended	Fiscal Year Ended
	10/28/2006	1/28/2006	1/29/2005	1/31/2004	2/1/2003	2/2/2002
Income from continuing operations before income taxes	$235	$2,044	$1,116	$1,084	$1,048	$764
Add: Interest Expense	386	422	299	266	311	347
Portion of rents representative of the interest factor	106	122	91	132	130	126

Adjusted Income	$727	$2,588	$1,506	$1,482	$1,489	$1,237

Fixed Charges:
Interest Expense	$386	$422	$299	$266	$311	$347
Capitalized Interest	12	1	—	—	1	3
Portion of rents representative of the interest factor	106	122	91	132	130	126

Total Fixed Charges	$504	$545	$390	$398	$442	$476

Ratio of earnings to fixed charges	1.4x	4.7x	3.9x	3.7x	3.4x	2.6x

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.